Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4866 212.407.4000 212.937.3943
gcaruso@loeb.com

Via Edgar

October 18, 2017
Jay Ingram U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	CM Seven Star Acquisition Corporation Registration Statement on Form S-1 Filed September 18, 2017 File No. 333-220510

Dear Mr. Ingram:

On behalf of our client, CM Seven Star Acquisition Corporation (the “Company”), we hereby provide a response to the comments issued in letters dated October 2, 2017 and October 16, 2017 (the “Staff’s Letters”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letters on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letters.

Los Angeles	New York	Chicago	Nashville	Washington, DC	Beijing	Hong Kong	www.loeb.com

A limited liability partnership including professional corporations

15150318.2 227651-10001

Jay Ingram October 18, 2017 Page 2

From the October 2, 2017 Letter:

General

1.	We have reviewed the investor presentation provided to us in response to comment 1 in our letter dated September 6, 2017. In appropriate locations in your prospectus, please disclose the information contained on pages 9-11 of the presentation. Additionally, you should accompany the investor presentation material with an appropriate written request to the SEC, indicating that the information is provided to us under Rule 418 and explaining how you want us to treat the information. Please advise.

Response: The Company has revised the disclosure on page 50 of the Prospectus in accordance with the Staff’s comments. The Company is also supplementally providing a letter relating to the treatment of the information provided to the Staff under Rule 418.

Automatic liquidation if no business combination, page 16

2.	Disclosure here and elsewhere in the registration statement indicates that Mr. Bing Lin, your chairman and chief executive officer, has contractually agreed by a written agreement with you that, if you liquidate the trust account before the completion of a business combination, he will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by you for services rendered or contracted for or products sold to you. Please file the agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response: The agreement between Mr. Bing Lin and the Company is included in Exhibit 10.1 of the Amended S-1, a form of which is being filed with the Amended S-1.

From the October 16, 2017 Letter:

Signatures, page II-5

1.	The registration statement must be signed also by your authorized representative in the United States. See Instruction 1 for signatures on Form S-1, and revise. Additionally, provide the disclosure on enforceability of civil liabilities against foreign persons required by Item 101(g) of Regulation S-K.

Response: The signature of the Company’s authorized representative has been included on page II-6 and the disclosure on enforceability of civil liabilities against foreign persons has been included on page 37 of the Prospectus.

15150318.2 227651-10001

Jay Ingram October 18, 2017 Page3

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner